UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB NUMBER: 3235-0101
Washington, D.C. 20549	Expires: December 31, 2009
Estimated average burden hours per response.........................2.00
FORM 144	SEC USE ONLY
DOCUMENT SEQUENCE NO.
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	CUSIP NUMBER

ATTENTION:	WORK LOCATION
Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1 (a) NAME OF ISSUER (Please type or print)	(b) IRS ID No.	(c) SEC File No.
Supertex Inc.	94-232-8535	000-12718
1 (d) ADDRESS OF ISSUER			(e) TELEPHONE
Street	City	State Zip Code	Area Code Number
1235 Bordeaux Drive	Sunnyvale	CA 94089	408-222-8888
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS ID No.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS Street, City, State, Zip Code
Elliott Schlam		Director	1235 Bordeaux Dr., Sunnyvale, CA 94089

 INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units to be Sold	(d) Aggregate Market Value	(e) Number of Shares or Other Units Outstanding	(f) Approximate Date of Sale (MM/DD/YY)	(g) Name of Each Securities Exchange
Common Stock	TD AMERITRADE		8,000	$199,760.00	12,749,457	05/28/08	NASD

INSTRUCTIONS:
1. (a) Name of issuer (b) Issuer's I.R.S. Identification Number (c) Issuer's S.E.C. file number, if any (d) Issuer's address, including zip code (e) Issuer's telephone number, including area code	3. (a) Title of the class of securities to be sold
(b) Name and address of each broker through whom the securities are intended to be sold
(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

2.  (a) Name of person for whose account the securities are to be sold
      (b) Such person's I.R.S. identification number, if such person is an entity
      (c) Such person's relationship to the issuer (e.g., officer, director, 10%
           stockholder, or member of immediate family of any of the foregoing)
      (d) Such person's address, including zip code
(f) Approximate date on which the securities are to be sold (g) Name of each securities exchange, if any, on which the securities are intended to be sold
Potential persons who are to respond to the collection of information contained in this form are notrequired to respond unless the form displays a currently valid OMB control number.
SEC 1147 (01-07)

TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (if gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	05/28/08	SAME-DAY-SALE EXERCISE	Supertex Inc.	8,000	05/29/08	Cash

INSTRUCTIONS	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:

INSTRUCTIONS:	ATTENTION:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all personswhose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.	The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the
  Issuer of the securities to be sold which has not been publicly disclosed.

May 28, 2008	By:	/s/ Elliott Schlam
DATE of NOTICE
SIGNED

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)
                                                                                                  SEC 1147 (01-04)